Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 29, 2005

Commission file number 333-108879

MOBIFON HOLDINGS B.V.

(Exact name of registrant as specified in its charter)

(Translation of Registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ✓         Form 40-F  _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ______                                 No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

EXPLANATORY NOTES

References herein to the “Company”, “we”, “us” or “our” are references to MobiFon Holdings B.V., a Netherlands corporation, and, where the context requires, its subsidiary.  References to MobiFon are references to MobiFon S.A., a Romanian corporation and the subsidiary of the Company.  Unless otherwise indicated, all dollar amounts in this document are expressed in U.S. dollars. The word “dollar” and the symbols “$” or “U.S.$” refer to the U.S. dollar, references to “Euro” or “€” refer to the lawful single currency of the European Monetary Union and references to “Leu” and “Lei” refer to the lawful currency of Romania.

Our financial statements are presented in dollars and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and all financial information presented in this document about us has been derived from those financial statements. Where applicable and unless otherwise stated, items of income or expense in Lei have been converted into dollars at the reference rate of exchange published by the National Bank of Romania, on the effective date of conversion.

On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31.  The Company’s next fiscal year will end on March 31, 2006.

Unless otherwise indicated, all operating data presented herein is as of June 30, 2005 or for the three month period then ended. References herein to the “first quarter” are references to the quarter ended June 30, 2005, the first quarter of the Company’s new fiscal year ending March 31, 2006 (See Note 1).

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the mobile telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “should”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed in the Transition Report on Form 20-F for the three months ended March 31, 2005. Consequently, all of the forward-looking statements made in this document and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiary or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

All amounts are in US$ unless otherwise stated

This Operating and Financial Review and Prospects section should be read in conjunction with the accompanying unaudited consolidated financial statements of MobiFon Holdings B.V. (the “Company”) for the three months ended June 30, 2005 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in the Company’s Transition Report on Form 20-F for the three month period ended March 31, 2005. On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31 (See Note 1).

The Company is a provider of GSM mobile telecommunication services in Romania through its subsidiary MobiFon S.A. (“MobiFon”).  The Company is a subsidiary of ClearWave N.V. (“ClearWave”) and was until May 31, 2005 an indirect subsidiary of Telesystem International Wireless Inc. (“TIW”), a Canadian public company.  On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V. (“VIHBV”), a wholly-owned subsidiary of Vodafone Group Plc (“Vodafone”), for the sale of all of TIW’s interests in ClearWave.  The sale was completed on May 31, 2005 and since that date the Company has been an indirect subsidiary of Vodafone.

MobiFon added 227,719 net customers for the three months ended June 30, 2005 reaching a total of 5,250,621, compared to net additions of 417,810 in the three months ended June 30, 2004 and total customers of 4,089,948 at June 30, 2004.  This represents an increase of 28.4% in total number of customers during the last 12 months. As of June 30, 2005, we estimate that MobiFon had a 46.2% share of the cellular market in Romania. MobiFon’s net postpaid customer additions during the period represented 44.1% of its overall customer additions compared to 16.9% for the same quarter of 2004, reflecting MobiFon’s value-driven acquisition strategy. As of June 30, 2005, postpaid customers accounted for 35.2% of MobiFon’s total customer base as compared to 34.6% at June 30, 2004 (34.3% at December 31, 2004).

During the 12 months, we estimate cellular telephony market penetration in Romania increased to 52.5% from 38% at the end of the quarter ended June 30, 2004.

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

Service revenues reached $229.3 million compared to $162.4 million for the three months ended June 30, 2004. This $66.9 million increase in service revenues translated into a 41.2% year over year growth rate. This growth was largely attributable to a 32.4% increase in average number of customers and an increase in average revenue per user (“ARPU”).

The ARPU for the first quarter was $14.88 compared to $13.95 for the same period of 2004, with the increase being primarily the result of higher usage and an improved postpaid to prepaid ratio.

Equipment revenues rose to $12.0 million for the three months ended June 30, 2005 compared to $9.6 million for the same period in 2004 primarily as a result of higher and more expensive handsets sold to existing customers as the Company launched 3G services and increased efforts to retain existing customers. Cost of equipment correspondingly rose to $20.5 million from $15.1 million for the three months ended June 30, 2005 and 2004 respectively.  As a result, the gross negative margin on equipment increased to $8.5 million compared to $5.4 million for the same period last year.

Cost of services, excluding related depreciation and amortization, as a percentage of service revenue increased to 21.1% from 20.9% in the first quarter of 2004. This increase is a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators’ networks.

Selling, general and administrative expenses increased from 23.1% of service revenues for the three months ended June 30, 2004 to 24.0% for the three months ended June 30, 2005 primarily due to higher selling and marketing expenses as a percentage of service revenue.  This increase was triggered by greater advertising and commissioning expenses during the quarter.

Depreciation and amortization increased to $32.0 million for the three months ended June 30, 2005, from $28.7 million for the same period in 2004, due to a higher tangible asset base in MobiFon and the increased amortization of fair value adjustments, most notably of customer relationships, associated with the acquisition of additional interests in MobiFon.  The revenue growth and lower depreciation costs as a percentage of service revenue resulted in an operating income of $85.4 million compared to $56.9 million for the same period last year, an increase of 50.1%.

Total third party interest expense amounted to $11.8 million for the three months ended June 30, 2005, compared to $12.1 million in the same period in 2004 due to lower average debt levels at MobiFon and lower effective interest rates due primarily to margin reductions as a result of achieving certain financial ratios.  Related party interest on the subordinated loans increased to $23.3 million for the three months ended June 30, 2005 from $21.3 million in the same 2004 period due to higher intercompany indebtedness, partially offset by reductions in interest rates on the loans during the period.

Income tax expense for the quarter increased by $0.2 million to $7.2 million compared to the same period in 2004, as a result of the $2.0 million decrease in tax sharing benefits received from ClearWave and VIHBV.  The lower tax rate in Romania offset the effects of MobiFon’s higher pre tax income.  During the quarter, we recorded, as an offset to tax expense, income of $5.2 million from ClearWave and VIHBV in recognition of benefits they receive by filing a consolidated tax return with us (compared to $7.2 million from ClearWave, for the same quarter in 2004).  The Romanian statutory corporate income tax rate was 16% in 2005 compared to 25% for 2004.

The decrease in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2004 is a result of the lower percentage ownership held by minority shareholders in 2005.

Liquidity and Capital Resources

For the first quarter of 2005, operating activities provided cash of $124.0 million compared to $69.3 million in the corresponding 2004 period.  The primary factor contributing to the higher operating cash flow was the increase in service margins.

Investing activities used cash of $55.1 million for the quarter ended June 30, 2005 compared to $50.7 million during the same period in 2004.  Our investing activities consisted primarily of the acquisition of property, plant and equipment.  Investing activities for the three months ended June 30, 2004 also includes the use of $4.0 million of cash in connection with the March 2004 acquisition of additional interests in MobiFon.

Financing activities used cash of $39.5 million for the first quarter of 2005; this includes a scheduled repayment of MobiFon’s senior credit facility in the amount of $11.3 million and a distribution of $12.0 million to minority shareholders of MobiFon and $16.3 million in repayments of related party debt, net of advances.  During the three months ended June 30, 2004, financing activities also used cash to repay third party and related party debt and for distributions to minority interests.

Cash, cash equivalents and restricted short-term investments totaled $168.9 million as of June 30, 2005, including $70.9 million at the Company, which included $27.8 million in restricted short term investments.

Long-term debt, including current portion, at the end of June 30, 2005 was $491.4 million, comprised of $268.2 million at MobiFon and $223.2 million at the Company.  As at June 30, 2005, our total indebtedness to Vodafone and its affiliates amounted to $1,080.0 million, consisting primarily of subordinated notes.

In March 2005, the shareholders of MobiFon approved dividends amounting to ROL 6.1 trillion ($214.9 million).  The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon’s senior loan agreements.  As at June 30, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $68.1 million and accordingly, an amount of $14.3 million is reported as amounts payable to minority interests, and was paid in July and September 2005.  MobiFon paid dividends of $57.0 million, $50.0 million and $85.0 million in April, July and September 2005, respectively, of which $12.0 million, $10.0 million and $17.1 million were paid to minority shareholders, including an aggregate of $38.6 million paid to Vodafone Europe B.V.

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania.  As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million was paid on March 23, 2005 and the remainder will be paid in five annual installments of $4.9 million, commencing in 2006.  MobiFon will also be required to honor certain license conditions, including coverage requirements.  The license has an initial term of 15 years with the option to renew for an additional 10 years.  We recognized an intangible asset of $30.8 million representing the discounted value of future payments of $20.3 million and a $10.5 million payment made on March 23, 2005.  The associated liability is reported as long-term debt, a portion of which is current.

On July 1, 2005, the local currency of MobiFon, the Leu, was revalued at the rate of 10,000 “old Lei” (ROL) for “one new” Leu (RON).  This change has had no effect on the functional currency of MobiFon which continues to be the US dollar.

On July 1, 2005, we acquired, from a minority shareholder, 0.9% of MobiFon for a cash payment of $28.1 million which was financed by a draw on our €200 million credit facility with VIHBV.  As a result of this transaction our equity interest in MobiFon increased from 79.0% to 79.9%.  The acquisition was accounted for using the purchase method whereby the aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimate.  The aggregate purchase price exceeded the carrying value of the net assets of MobiFon by $25.0 million which was allocated to goodwill in the amount of $17.2 million and $7.8 million to other fair value net increments.

Liquidity and Capital Resources (Cont’d)

In August 2005, in accordance with the covenants governing the Company’s 12.5% Senior Notes (the “Notes”), we made an offer to acquire up to $28.9 million in principal of the Notes at a purchase price equal to the principal amount of the Notes plus accrued interest and unpaid interest.  No Notes were submitted to the Company for redemption.

On September 27, 2005, MobiFon drew down on a new syndicated term loan.  This new facility is for €200 million is unsecured and is repayable in instalments up to August 31, 2010.  The €200 million draw down was used to repay the outstanding liability of $236.3 million and cancel the $300 million syndicated senior credit facility signed on August 27, 2002. Concurrent with the draw on the senior credit facility, MobiFon entered into a 200 million Euro to U.S. dollar forward contract as an economic hedge to its Euro borrowing exposure.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular network, payments for a UMTS license, and the build-out of a related UMTS network and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, restricted short-term investments and cash flows from operating activities.

The Company also has a €200 million revolving credit facility with VIHBV at its disposal, €137.4 million ($168.2 million) of which was drawn during June 2005.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of MobiFon. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by MobiFon in the form of loans, dividends, and advances or otherwise.

The terms of MobiFon’s syndicated senior credit facility allow for distributions of cash to shareholders provided from operations net of capital expenditures and scheduled debt service payments subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. Under Romanian Company Law, MobiFon can declare a dividend distribution based on earnings of the prior year, once per annum to be paid over a time period not to exceed three years. Furthermore, Romanian Company Law prohibits MobiFon from making loans to the Company if such loans are not in the interests of MobiFon.

MobiFon Holdings B.V.

CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME  (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended
	June 30,
	2005	2004
	$	$

Revenues
Services	229,334	162,429
Equipment	11,999	9,643
	241,333	172,072
Costs
Cost of services, excludes related depreciation and amortization	(48,347)	(33,878)
Cost of equipment	(20,505)	(15,066)
Selling, general and administrative expenses	(55,016)	(37,590)
Depreciation and amortization	(32,038)	(28,673)
Operating income	85,427	56,865
Interest expense - Third party	(11,828)	(12,123)
Interest expense - Related party	(23,323)	(21,327)
Interest and other income	1,396	545
Foreign exchange loss	(172)	(106)
Income before income taxes and minority interests	51,500	23,854
Income taxes	(7,204)	(6,994)
Income before minority interests	44,296	16,860
Minority Interests	(14,837)	(14,385)
Net income before cumulative effect of change in accounting policy	29,459	2,475
Cumulative effect of change in accounting policy (Note 5)	(1,472)	-
Net income	27,987	2,475
Foreign currency translation adjustment	15,060	-
Change in fair value of interest rate swaps	(592)	1,819
Comprehensive income	42,455	4,294

See accompanying notes

MobiFon Holdings B.V.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands of U.S. dollars)

	June 30,	March 31,
	2005	2005
	$	$

ASSETS
Current assets
Cash and cash equivalents	141,091	111,834
Short-term investments-restricted	27,844	27,844
Trade debtors, net	79,189	66,122
Inventories, net	11,187	13,540
Prepaid expenses	15,845	17,484
Advanced to related party	186,733	10,696
Deferred income tax assets	2,541	1,362
Other current assets	-	2,266
Total current assets	464,430	251,148
Property, plant and equipment, net	487,121	459,175
License, net	73,731	75,720
Customer relationships, net	32,733	35,428
Goodwill	543,661	543,661
Deferred financing costs and other non current assets	15,355	15,832
Deferred income tax asset	3,216	3,387
Total assets	1,620,247	1,384,351

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities
Accounts payable - trade	64,008	44,079
Accounts payable - parent and affiliated companies	3,270	1,111
Income and value added taxes payable	34,369	34,202
Accrued interest payable	14,806	7,883
Accrued dealers’ commissions	9,678	9,011
Other accrued liabilities	30,504	22,814
Deferred revenues	26,180	22,978
Current portion of long-term debt	73,416	53,381
Distribution payable to minority interests (Note 2)	14,307	13,905
Total current liabilities	270,538	209,364
Deferred income tax liability	6,153	6,785
Long-term debt (Note 4)	417,996	449,033
Other non-current liabiliites	5,749	5,786
Long-term debt related party (Note 3)	1,076,720	917,026
Total liabilities	1,777,156	1,587,994
Minority interests	56,798	54,732
Shareholder’s deficit
Share capital (18,000 common shares)	16	16
Retained earnings	124,319	96,332
Difference between counterpart given and carrying value of capital transactions with parent company	(353,570)	(355,783)
Accumulated other comprehensive income:
Currency translation adjustment	15,060	-
Accumulated changes in fair value of interest rate swaps	468	1,060
Total shareholder’s deficit	(213,707)	(258,375)
Total liabilities and shareholder’s deficit	1,620,247	1,384,351

See accompanying notes

MobiFon Holdings B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended
	June 30,
	2005	2004
	$	$

OPERATING ACTIVITIES
Net income	27,987	2,475
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	32,038	28,673
Accreted interest on loans from parent company	23,323	21,327
Income tax benefits sold to the parent company	(5,183)	(7,165)
Minority interests	14,446	14,385
Other non-cash items	(2,580)	365
Changes in operating assets and liabilities	33,928	9,246
Cash provided by operating activities	123,959	69,306

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(55,060)	(46,700)
Increase of ownership in subsidiary	-	(3,983)
Cash used in investing activities	(55,060)	(50,683)

FINANCING ACTIVITIES
Repayment of related party debt, net of advances	(16,278)	(9,638)
Subsidiary distributions paid to minority interests	(11,970)	(11,124)
Repayment of long-term debt	(11,250)	(7,500)
Cash used in financing activities	(39,498)	(28,262)

Effects of foreign currency on cash and cash equivalents	(144)	-

Net change in cash and cash equivalents	29,257	(9,639)
Cash and cash equivalents, beginning of period	111,834	104,058
Cash and cash equivalents, end of period	141,091	94,419

See accompanying notes

MobiFon Holdings B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S DEFICIENCY (UNAUDITED)

(in thousands of U.S. dollars)

		Difference between counterpart given and carrying value		Accumulated other comprehensive income/(loss)
		of capital		Currency		Total
	Share	transactions with	Retained	translation	Hedging	shareholder’s
	capital	parent company	earnings	adjustment	activities	deficit
	$	$	$	$	$	$
Balance as at March 31, 2004	16	(357,729)	64,143	-	(1,759)	(295,329)
Goodwill pushdown	-	1,857	-	-	-	1,857
Comprehensive income	-	-	2,475	-	1,819	4,294
Balance as at June 30, 2004	16	(355,872)	66,618	-	60	(289,178)

Balance as at March 31, 2005	16	(355,783)	96,332	-	1,060	(258,375)
Waiver of parent company interest (Note 3)	-	2,213	-	-	-	2,213
Comprehensive income	-	-	27,987	15,060	(592)	42,455
Balance as at June 30, 2005	16	(353,570)	124,319	15,060	468	(213,707)

See accompanying notes

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2005

Note 1 Description of Business and Basis of Presentation

MobiFon Holdings B.V. (the “Company”) develops and operates a mobile telecommunication network in Romania through its operating subsidiary MobiFon S.A. (“MobiFon”).  The Company is a wholly-owned subsidiary of ClearWave N.V. (“ClearWave”) and until May 31, 2005 was an indirect subsidiary of Telesystem International Wireless Inc. (“TIW”).

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V. (“VIHBV”), a wholly-owned subsidiary of Vodafone Group Plc (“Vodafone”), for the sale of all of TIW’s interests in ClearWave.  The sale closed on May 31, 2005 and since that date, the Company is an indirect subsidiary of Vodafone.

On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31. The Company’s next fiscal year will end on March 31, 2006.

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and, save as disclosed in Note 5, are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included.  Operating results for the three-month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending March 31, 2006. The consolidated balance sheet as at March 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be.  In particular, this seasonality generally results in usage in the first calendar quarter tending to be lower than in the rest of the year.  Also in the first calendar quarter, new customer acquisitions tend to be low which can result in reduced costs.  Seasonal fluctuations also typically occur in the third calendar quarter of each year because of higher usage and more roaming, as a result of the summer holidays, result in higher network revenue and operating profit.  Furthermore, the fourth calendar quarter typically has the largest number of customer additions and associated customer acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

Certain comparative figures were reclassified to conform to the current period presentation.

Note 2 Distributions Payable to Minority Interests

In March 2005, the shareholders of MobiFon approved dividends amounting to ROL 6.1 trillion ($214.9 million).  The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon’s senior loan agreements.  $57.0 million in dividends, including $12 million paid to minority interests, $11.5 million of which was to Vodafone Europe B.V., were distributed in April 2005.   As at June 30, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $68.1 million and accordingly, an amount of $14.3 million is reported as amounts payable to minority interests, which was paid in July and September 2005.

Note 3 Intercompany indebtedness and change in functional currency

On May 20, 2005 the loans due to ClearWave, shown within the consolidated balance sheet as “long-term debt related parties”, were assigned by ClearWave to Telesystem (Antilles) Corporation N.V (“TAC”) and were amended to change the interest rate to 8% per annum. Interest on these loans, amounting to $2.2 million, for the period May 20 to May 31 was waived and has been reflected as a capital contribution in the consolidated financial statements as a reduction to the difference between counterpart given and carrying value of capital transactions with parent company.

The $10.7 million advanced to ClearWave in 2003 and 2004 was applied against these loan balances immediately prior to their assignment to TAC.

In conjunction with the acquisition of ClearWave by VIHBV, the loans to TAC were assigned to VIHBV.  On June 1, 2005 the loans were amended as follows:

o                 the loan with a principal balance of $465.4 million bearing interest at 8% per annum and maturing on July 31, 2030 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 7.15% per annum;

o                 the loan with a principal balance of $149.5 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum; and

o                 the loan with a principal balance of $303.1 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum.

In future, the Company will file a consolidated tax return with other members of the Vodafone Group, however, the Company will charge VIHBV only for the tax benefits it receives from the use of the Company’s interest expense associated with the assigned loan having a principal of $465.4 million at the time of assignment.

As a result of the above significant changes in the currency of the Company’s debt and cash flows, the Company changed its functional currency from the US dollar to the Euro on June 1, 2005. The reporting currency of the Company and the functional currency of MobiFon remain the US dollar.

On June 2, 2005, the Company entered into a revolving €1 billion credit facility with VIHBV. On July 8, 2005, the facility was reduced to €200 million maturing on June 2, 2011, and bears interest at EURIBOR for the period plus a 1% margin. €137.4 million was drawn on this facility during June 2005. This primarily relates to €113.3 million ($139 million) advanced as a U.S. dollar deposit to a Vodafone subsidiary as an economic hedge to the Company’s U.S. dollar exposure and €23.1 million ($28.1 million) was used to fund the Company’s July 1, 2005 acquisition of a further 0.9% interest in MobiFon.

Note 4 12.5% Senior Notes

On June 7, 2005 the Company launched a tender offer for its 12.50% Senior Notes (the “Notes”).  As a result, on July 8, 2005 the Company repaid Notes with a principal amount of $16.2 million, representing 7.26% of the outstanding Notes, for total cash consideration of $20.1 million, including $0.9 million of accrued interest.

Pursuant to the terms of the Notes the Company made a change in control offer on June 29, 2005 to repay all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.  The offer period closed on August 23, 2005. No Notes were submitted to the Company for redemption.

Note 5 Change in accounting policy

Effective April 1, 2005, the Company changed its policy for accounting for loyalty points.  Previously, the Company deferred the expected cost of redeeming points which would be used for the purchase of handsets subsidized by the Company in conjunction with the signing of a 12 month contract.  Commencing April 1, 2005, the expected cost of redeeming such points is being expensed at the time of grant.  As a result of this change, the company recognized a $1.5 million cumulative effect of change in accounting policy which represented the write-off of $2.5 million in costs previously deferred less income tax and minority interest effects of $0.6 million and $0.4 million, respectively. Net income of prior periods would not have been significantly impacted if this voluntary change in accounting principle was applied retroactively.

Note 6 Subsequent events

On July 1, 2005, the local currency of MobiFon, the Leu, was revalued at the rate of 10,000 “old Lei” (ROL) for one “new Leu” (RON).  This change has had no effect on the functional currency of MobiFon which continues to be the US dollar.

On July 1, 2005, we acquired, from a minority shareholder, 0.9% of MobiFon for a cash payment of $28.1 million which was financed by a draw on our €200 million credit facility with VIHBV.   As a result of this transaction our equity interest in MobiFon increased from 79.0% to 79.9%.   The acquisition was accounted for using the purchase method whereby the aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimate.  The aggregate purchase price exceeded the carrying value of the net assets of MobiFon by $25.0 million which was allocated to goodwill in the amount of $17.2 million and $7.8 million to other fair value net increments.

In August 2005, in accordance with the covenants governing the Notes, the Company made an offer to acquire up to $28.9 million in principal of the Notes at a purchase price equal to the principal amount of the Notes plus accrued and unpaid interest.  No Notes were submitted to the Company for redemption.

In July and September 2005, an aggregate of $135 million of the dividends approved in March 2005 were distributed, $27.1 million of which was paid to sole remaining minority shareholder, Vodafone Europe B.V.

On September 27, 2005, MobiFon drew down on a new syndicated term loan.  This new facility is for Euro 200 million is unsecured and is repayable in instalments up to August 31, 2010.  The Euro 200 million draw down was used to repay the outstanding liability of $236.3 million and cancel the $300 million syndicated senior credit facility signed on August 27, 2002. Concurrent with the draw on the senior credit facility, MobiFon entered into a 200 million Euro to U.S. Dollar forward contract as an economic hedge to its Euro borrowing exposure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBIFON HOLDINGS B.V.

(Registrant)

	By:	/s/ E A J de Rijk
	Name:	Erik de Rijk
	Title:	Director of MobiFon Holdings B.V.
Chief Executive Officer

	By:	/s/ M L J M Heere
	Name:	Michiel Heere
	Title:	Director of MobiFon Holdings B.V.
Chief Financial Officer

Dated: November 29, 2005